Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of September 30, 2013

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$17.6 million
Total Strategy Assets:	$ 5.2 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of September, the Fund returned 0.84% for the month, 2.37% YTD, and 5.93% annualized since inception.

PERFORMANCE

as of Month-End: September 30, 2013

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	1.98%	2.37%	3.65%	2.33%	4.38%	5.93%
Barclays Aggregate Bond Index	0.58%	-1.88%	-1.67%	2.88%	5.42%	4.95%
S&P 500 Index	5.24%	19.79%	19.34%	16.27%	10.02%	6.64%

as of Quarter-End: Septebmer 30, 2013

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	1.98%	2.37%	3.65%	2.33%	4.38%	5.93%
Barclays Aggregate Bond Index	0.58%	-1.88%	-1.67%	2.88%	5.42%	4.95%
S&P 500 Index	5.24%	19.79%	19.34%	16.27%	10.02%	6.64%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 29, 2013 Prospectus, the Fund's total annual operating expense ratio was 3.10%.   After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%				2.37%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	5.02%	1.17	0.19	0.32	-7.22%	4
Barclays Aggregate Bond Index	3.30%	1.48	0.01	0.00	-3.82%	2
S&P 500 Index	15.00%	0.50	1.00	1.00	-50.95%	37

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Management Fund

Fund Snapshot as of September 30, 2013

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	15.73%
Average position size:	0.95%
Number of long positions[1]:	90
Number of short positions[1]:	15
% Invested:	85.85%
Short positions as a % of net assets:	10.22%

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

Regional Exposure



- United States
- Europe ex-U.K.
- United Kingdom
- Australia
- North America Offshore
- Asia ex-Japan
- Canada

By Deal Terms



- Cash
- Undetermined*
- Cash & Stock
- Stock with Fixed Exchange Ratio
- Stock and Stub

Sector Breakdown



- Consumer Disc.
- Energy
- Health Care
- Financials
- Industrials
- Information Tech.
- Telecom
- Materials
- Consumer Staples
- Utilities

*The compensation is underdetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

THIRD QUARTER 2013 FACT SHEET Ticker Symbol | **MERVX**

INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

FUND FACTS

Inception Date:	5/26/2004
Minimum Initial Investment:	$2,000
Total Fund Assets:	$17.6 billion
Assets in the Strategy:	$5.2 billion
Portfolio Turnover Rate[1]:	268.78%
Management Fee:	1.25%
Total Operating Expense[1]:	3.10%
Expenses before investment related expenses[2]:	1.40%

[1] For period ending 12/31/12.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2014.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.

For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.

PERFORMANCE SEPTEMBER 30, 2013

Cumulative Change in Value of a $10,000 Investment



During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$18,218
$17,128
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09
Aug-09
Mar-10
Oct-10
May-11
Dec-11
Jul-12
Feb-13
Sep-13
The Merger Fund VL
S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

Average Annualized Total Returns and Risk Metrics

	Q3	YTD	1-year	5-year	10-year	Since Inception[3]
The Merger Fund VL	1.98%	2.37%	3.65%	2.33%	4.38%	5.93%
S&P 500 Index	5.24%	19.79%	19.34%	16.27%	10.02%	6.64%

	Standard Deviation*	Sharpe Ratio*	Beta	Correlation
The Merger Fund VL	5.02%	1.17	0.19	0.32
S&P 500 Index	15.00%	0.50	1.00	1.00

* 3-month T-Bill used for risk-free rate

[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Third Quarter 2013 Fact Sheet

PORTFOLIO	
Top ten positions:	27.55%
Average position size:	0.95%
Number of long positions:	90
Number of short positions:	15
Percent invested:	85.85%

GEOGRAPHIC ALLOCATION as a % of longs	
U.S.:	78.31%
Europe ex. U.K.:	12.82%
United Kingdom:	5.76%
Australia:	1.26%
North America Offshore:	0.68%
Asia Pacific ex. Japan:	0.59%
Canada	0.59%

TOP TEN EQUITY HOLDINGS
Life Technologies Corporation
Onyx Pharmaceuticals, Inc.
NYSE Euronext
Elan Corporation plc ADR
Invensys plc
Hess Corporation
NV Energy, Inc.
Molex Incorporated
General Motors Co.
Kabel Deutschland Holding AG

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



FUND MANAGERS

ROY D. BEHREN | Began career in 1987

With Westchester Capital Management since 1994;

Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988

With Westchester Capital Management since 1996;

Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

WHY INVEST WITH US?

The Merger Fund VL offers investors access to an alternative investment strategy in a *tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.



Westchester Capital
FUNDS



The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX

Contents



About Us

Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital Management, LLC ("WCM")

Firm

- Founded in 1980
- Independent; employee owned
- Over 300,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients in all funds
- Aside from retirement, there has been no investment professional turnover since firm inception

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management   USD 5.2 Billion[1]

Westchester Capital Management, LLC

(Liquid Alternatives)

| The Merger Fund® | The Merger Fund VL | Dunham Monthly Distribution Fund | MLIS Westchester UCITS Fund |
| USD 4.8 Billion | USD 17.6 Million | USD 257.1 Million | USD 17.7 Million |

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of September 30, 2013. Westchester Capital Management – Founded in 1980. Assets under management includes USD 81.9 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Westchester Capital
FUNDS

Key Milestones

1980	Westchester Capital Management ("WCM") is founded.
1987	WCM launches a domestic hedge fund.
1989	The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry.
1996	WCM launches an offshore hedge fund.
2004	The Merger Fund VL is launched.
2005	U.S. and offshore hedge funds are combined into a master/feeder structure.
2008	WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund.
2011	The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched.
2012	Green & Smith Investment Management L.L.C.[1,] the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission.

[1] As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital
F U N D S

What Sets WCM Apart?

Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Expertise

| Expertise | Global Reach | Absolute Returns |

We manage the assets of some of the world's leading institutions and high net worth investors.

- ➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- ➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- ➢ **Trusted advisor:** Approximately $5 billion in AuM with over 300,000 investors worldwide.

- ➢ **Proven track record:** Only two negative years since Firm's inception in 1980.

- ➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,000 corporate reorganizations, over 98% of which were successfully completed.

Global Reach

Expertise	Global Reach	Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Global Networks	U.S. & Foreign Anti-Trust Counsel	Economic Advisors
	U.S. & Foreign Regulatory Counsel	Political Experts
	Industry Consultants	Counterparty Risk Consultants

Absolute Returns

Expertise | Global Reach | Absolute Returns

Risk management is key product differentiator

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;
- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;
- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Institutional Discipline

Global Reach

Absolute Return Focus

Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.

Westchester Capital
FUNDS



Historical Performance

Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to September 30,2013

	QTD	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.98%	2.37%	3.65%	2.33%	4.38%	5.93%
S&P 500	5.24%	19.79%	19.34%	16.27%	10.02%	6.64%
MSCI World Index	8.29%	17.81%	20.90%	12.46%	8.46%	7.03%
Barclays Agg. Bond	0.58%	-1.88%	-1.67%	2.88%	5.42%	4.95%

The Fund's net operating expenses are 1.40%.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Beta	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	5.02%	1.17	0.32	0.19	-7.22%	3	4
S&P 500	15.00%	0.50	1.00	1.00	-50.95%	16	37
MSCI World Index	16.42%	0.52	1.06	0.93	-53.65	16	50
Barclays Agg. Bond	3.30%	1.48	0.00	0.01	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

[1]As of April 29, 2013, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2013. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Upside Participation and Downside Mitigation

Comparison of historical index performance
Inception – September 30, 2013



Returns	Risk Management
▪ Equity-like returns over a full market cycle	▪ Less than half the volatility of the equity market

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

Result of Managing Risk

Cumulative Change in Value of a $10,000 Investment



During times of financial crisis, **The Merger Fund VL** held steady as U.S. and global equity markets plummeted.

$ 18,850
$ 18,218
$17,128

Legend: The Merger Fund VL — S&P 500 Index ⋯⋯ MSCI World Index

Source: Pertrac, Westchester Capital Management. This chart illustrates the performance of a hypothetical $10,000 investment. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through September 2013. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. Past performance is not a guarantee of future results.

The Merger Fund VL

Monthly, Inception – September 30, 2013

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84				2.37
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	2.52
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	0.87
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	5.30
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	11.80
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	3.79
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	2.11
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	16.55
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	4.53
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	6.00

Inception: May 26, 2004. Past performance is no guarantee of future results

Westchester Capital
F U N D S

Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.

As rates increase…


FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.



Investment Overview

Portfolio Manager Background

Roy D. Behren, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present
- Analyst – Westchester Capital Management; 1994 - 2006
- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994
- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

Michael T. Shannon CFA, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present
- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006
- Analyst – Westchester Capital Management; 1996 - 2005
- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996
- BS, Finance – Boston College

Westchester Capital
FUNDS

Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge	**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction. **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only. • *Residual Market or Beta Exposure*: *may* hedge through use of macro sector hedges, typically via put options.
Currency Hedge	**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.
Macro Hedge	During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge , often referred to as a "macro hedge," which are typically structured as index put options or option spreads.
Sell Discipline	• **When the risk/reward relationship is no longer favorable** • **When there is concern about the status of the transaction**

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet Our Team

Westchester Capital
FUNDS

Organizational Chart


Managing Member, Portfolio Manager
Roy Behren
Managing Member, Portfolio Manager
Michael Shannon
Director of Business Development
Jody Harris-Stern
CCO/COO
Bruce Rubin
Head Trader/Analyst
Abraham Cary
Director of Research
Robert Lynch
Controller
Jennifer Coppola
Director of Operations
Jane Perl
Trader
Benjamin Kunofsky
Senior Analyst
Steven Tan
Midddle Office
Laura Morgan
Middle Office
Robin Grosso
Middle Office
Stacey Fornabaio

Investment Management Team



Roy D. Behren, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



Michael T. Shannon, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his MBA from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his MBA from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



Benjamin E. Kunofsky, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.

Business and Operations Management



Bruce J. Rubin, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1991 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



Jody Harris-Stern, *Director of Business Development*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Jennifer A. Coppola, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Westchester Capital
FUNDS

Contact Details

Director of Business Development

Name:	Jody Harris-Stern
Address:	WESTCHESTER CAPITAL MANAGEMENT, LLC
	100 Summit Lake Drive
	Valhalla, NY 10595
Phone:	914-741-5600
Fax:	914-741-5737
Email:	Jharris-stern@mergerfund.com
Website:	www.westchestercapitalfunds.com

Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies . You cannot invest directly in an index. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.



Westchester Capital FUNDS



Event-Driven Investing

Merger Arbitrage

For broker-dealer use only – not to be shown or distributed to the public

Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

The addition of merger arbitrage to traditional balanced portfolios provides investors with the opportunity to enhance risk-adjusted performance in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

What is Merger Arbitrage?

Merger arbitrage is an "absolute return" strategy characterized by investments in companies involved in pending mergers, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.

- Each investment tends to trade on idiosyncratic deal dynamics and normally has low correlation with other situations within a portfolio; the outcome of a single transaction does not typically impact the outcome of other portfolio investments.
- In contrast to traditional long-only strategies, investment returns are driven primarily by the outcome of the specific transactions rather than the direction of equity or bond markets.

Advantages of Investing in Merger Arbitrage:

- Performance has historically had low correlation (beta) with that of the stock or bond market;
- Returns have historically been less volatile than equity markets as reflected by standard deviation;
- Merger arbitrage tends to be positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund's performance may provide a hedge against the decreased value of bonds.

No assurance can be given that merger arbitrage investing will be successful or that investors will not lose some or all of their capital. Investment results can fluctuate substantially over any given period.

The Merger Arbitrage "Spread"

Because there is some risk of the transaction either being delayed or terminated, the target company will typically trade at a discount to the offer price. ***This discount, called the 'deal spread' is the measurement of potential returns for this strategy.***

Components of the Spread:

Risk-free rate: The risk-free rate represents the interest an investor would expect from a risk-free investment over a specified period of time. The interest rate on a three-month U.S. Treasury bill is often used as the risk-free rate. *The risk-free rate will increase or decrease as interest rates rise and fall.*

Risk Premium: The return in excess of the risk-free rate that an investment is expected to provide. Since the risk free rate can be obtained with no risk, it is implied that any additional risk incurred by an investor would be rewarded with a potential rate of return higher than the risk-free rate.

> **Example: If you can earn a risk-free return from Treasury bonds of two percent, that becomes your baseline. The return the investment provides over two percent is known as the risk premium.**
>
> **The higher the risk-free rate is, the wider deal spreads are likely to be.**

Capturing the Deal Spread

Company A offers one share of Company A stock in exchange for each share of Company B stock.



Company A is currently trading at $12.50

The potential return earned, or "spread" is $0.50 per share

Company B is currently trading at $12.00

The merger arbitrage "spread" is comprised of the following:

Deal Risk Premium	"Time to Close" Premium	"Risk-free" Rate
• Regulatory issues/hurdles	• Number of approvals needed	• Short-term interest rates – typically U.S. Treasury Bills
• Financing conditions and agreements	• Expected time to close	
• Shareholder vote(s)	• Time value of money	
• Material adverse changes and termination clauses		
• Pending litigation risk		

Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.

As rates increase…


FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.

Evaluating the Opportunity

Merger arbitrage is a complex strategy and the management of unwanted risk requires a combination of knowledge, experience and skill.

When entering a deal, arbitrageurs must:

- **Analyze public information regarding the companies in the transaction** and the markets in which they compete;
- **Estimate the probabilities of a government antitrust investigation and other regulatory actions** and the likely outcomes;
- **Monitor litigation by government and private parties;**
- **Mitigate various potential deal risks such as: transaction termination**, deal delay, material adverse changes to either party, shareholder disapproval, tax obligations and financing concerns; and
- **In hostile transactions,** analyze target company anti-takeover defenses.


MERGER ARBITRAGE RISK ANALYSIS
Anti-Takeover Defenses
Financing Structure
Industry Background
Company Background
Shareholder Resistance
Projected Deal Timing
Deal Background and Conditions
Regulatory Hurdles

Westchester Capital FUNDS
7

Merger Arbitrage Risks

Arbitrageurs are compensated for two primary risks:



THE RISK OF DEAL TERMINATION

THE RISK OF EXTENDED TIMING TO DEAL COMPLETION

*Optimization of investment portfolios entails the **minimization of losses,** not simply the blind maximization of returns.*

Westchester Capital
FUNDS

Risk of Deal Termination

When a merger is announced, the arbitrageur weighs the potential return versus the risk, or potential downside that is incurred.

Asymmetric Returns

Given the asymmetric return profile of each individual investment, where the downside exposure to a failed deal is greater than the potential gross profit on a completed deal, it is sub-optimal to construct a merger arbitrage portfolio with a limited number of investments.

If an arbitrage fund's assets are invested across a diversified spectrum of announced deals, it reduces the risk that the collapse of one or two deals per year will substantially detract from overall returns.

Because there is potential for significant downside risk, diversification is extremely important!

Company A offers $21.50 per share for Company B stock.

Company B is currently trading at $20.50 in the open market, up from $13.50 per share before the announcement.

Upside Potential

$21.50	$20.50	$1.00
Offer price for Company B	Current price for Company B	**Spread or potential profit**

Downside Risk

$20.50	$13.50	**$7.00**
Current price for Company B	Pre-announced price for Company B	**Potential loss, or "downside"**

Most investors will sell their stock at $20.50, giving up the remaining $1.00 potential upside if the deal were completed, to avoid the potential $7.00 downside should the deal fall apart.

Risk of Extended Timing

The time value of money plays a pivotal role in the calculation of return to the arbitrageur. The longer the deal takes to complete, for a given spread, the lower the deal's annualized return.

Company A offers one share of Company A stock for one share of Company B stock. The deal is expected to take three months to complete:

Company A is currently trading at $21.50

Company B is currently trading at $20.50



Percentage gross return = 4.9%[*]

Expected _annualized_ return = 19.6%[*]

See "Example of a Cash Merger" for calculations.

Example of how the annualized return of the deal decreases as time to close increases:					
Time to close (months)	3	6	9	12	
Annualizing Factor	4.0	2.0	1.3	1.0	As time to close increases Annualized return decreases
Annualized Return	19.6%	9.8%	6.5%	4.9%	

Types of Mergers

There are three principal categories of mergers: **Stock-for-stock mergers**, **cash mergers**, and **mixed stock and cash mergers ("mixed consideration").**

Stock-for-stock Merger	Typical actions taken by the arbitrageur:
Company A offers 1 share of Company A in exchange for each share of Company B.	✓ Purchase 1 share of Company B ("target") today ✓ Sell short 1 share of Company A ("acquirer") today

Rationale:

- By purchasing Company B, the arbitrageur positions itself to receive 1 share of Company A when the deal closes.

- By selling short Company A, the arbitrageur locks in today's price for tomorrow's delivery when the deal closes. The difference between the price of Company A and Company B today is the spread the arbitrageur would capture should the deal reach a successful conclusion.

  - By selling Company A short, the arbitrageur is protecting against a future drop in Company A's share price while potentially locking in tomorrow's price of delivery today.

  - The arbitrageur is not selling Company A short because he/she thinks it will go down in value, but rather to "hedge" its defined spread against the possibility of Company A declining in value.

    — For example, the arbitrageur wouldn't want to receive delivery of Company A in exchange for Company B when the deal closes, only to find, for example, that Company A is now trading at $11.00 per share.

Example of a Stock-for-Stock Merger

With a stock-for-stock merger, the shares of the target company are exchanged for shares in the acquirer. Because there is typically some risk that the transaction will be delayed or terminated, the target company will typically trade at a price below the offer price:

Company A offers one share of Company A stock for one share of Company B stock.

Company A is currently trading at $21.50

Company B is currently trading at $20.50

| $21.50 Acquirer price today | – | $20.50 Target price today | = | $1.00 Potential return earned, or "spread" |

Potential Percentage Return

To calculate the percentage return, divide the spread by the target's current price:

$$\frac{\text{Spread}}{\text{Current price}} = \frac{\$1.00}{\$20.50} = 4.9\% \text{ Return}$$

Potential Annualized Return Factor

To determine the annualized return, multiply by a factor equal to the time the deal will take to close.

- For this example, assume the deal took three months to complete:

$$\frac{\text{1-year}}{\text{Time to close}} = \frac{\text{12 months}}{\text{3 months}} = 4$$

Percent return: 4 ✕ 4.9% = 19.6% annualized return

Types of Mergers

Cash Merger	Typical actions taken by the arbitrageur:
Company A ("acquirer") offered to buy Company B for a fixed dollar amount per share	✓ Purchase 1 share of Company B ("target") today

Rationale:

- By purchasing Company B at a discounted price in the open market, the arbitrageur positions itself to receive the difference between the offer price and the current share price when the deal closes, earning a spread.

- There is no need to sell short shares of Company A because the value of the consideration to be received is a fixed dollar amount per share; regardless of whether the market goes up or down, the arbitrageur stands to make a potential return, or spread, upon the successful closing of the deal. Therefore the arbitrageur would hold the target, Company B, long with no corresponding short position in the acquirer, Company A.

Mixed Consideration Merger

In a stock and cash merger, the target company's shareholders receive a mix of cash and stock from the acquiring company in exchange for their existing shares of the target company.

Example of a Cash Merger

In a cash merger, the acquiring company is purchasing shares of the target company for cash. Because there is typically some risk that that the transaction will be delayed or terminated, the target company will typically trade at a price below the offer price:

Company A offers $12.50 per share in cash for Company B.

- Company B is currently trading at $12.00 in the open market, up from $10 per share before the announcement.

$12.50 Offer price	−	$12.00 Current market price	=	$0.50 Potential return earned, or "spread"





Potential Percentage Return

To calculate the percentage return, divide the spread by the target's current price:

$$\frac{\text{Spread}}{\text{Current price}} = \frac{\$0.50}{\$12.00} = 4.2\% \text{ Return}$$





Potential Annualized Return Factor

To determine the annualized return, multiply by a factor equal to the time the deal will take to close.

- For this example, assume the deal took six months to complete:

$$\frac{\text{1-year}}{\text{Time to close}} = \frac{\text{12 months}}{\text{6 months}} = 2$$





Percent return: 2 × 4.2% = 8.4% annualized return

Westchester Capital FUNDS



The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX

This presentation is not an offer to sell the shares of The Merger Fund VL or any securities (nor is it a solicitation of an offer to buy such securities) in any state where offers or sales are not permitted. Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Independent; employee owned
- Over 300,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients in all funds
- No investment professional turnover since firm inception, aside from retirement.

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management
USD 5.2 Billion[1]
Westchester Capital Management, LLC
(Liquid Alternatives)
The Merger Fund®
USD 4.8 Billion
The Merger Fund VL
USD 17.6 Million
Dunham Monthly Distribution Fund
USD 257.1 Million
MLIS Westchester UCITS Fund
USD 17.7 Million
Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of September 30, 2013. Westchester Capital Management – Founded in 1980. Assets under management includes USD 81.9 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in the securities of companies which are involved in publicly announced mergers, acquisition, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional (market) correlation and exposure both at the individual deal level and at the portfolio level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns


Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Portfolio Construction

The team will choose securities they believe offer the best risk/reward within the strategy guidelines.

General Portfolio Guidelines

- **Market Capitalization**: Typically $350 million or greater (target company)

- **Position Size**: Typically <6% of portfolio net assets; average position size 1.0% - 3.0%

- **Deal-Break Exposure**: Normally seek to target no more than 2.0% downside (VAR)

- **Position Liquidity**: Typically target to 3-4 days trading volume

- **Industry Exposure**: No more than 25% of portfolio net assets

- **International Exposure**: No limit

- **Typically No Leverage**

Types of Securities

- **Exchange-Listed Equities**

- **Exchange-Traded Funds**

- **Listed Options**

- **Over-the-Counter Options**

- **Equity-based Total Return Swaps**

- **Currencies**

- **Currency Forward Sales**

- **Corporate Bonds**

- **Convertible Bonds**

It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of our Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash tender offers, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or exposure. Our positions are typically fully hedged to the extent each has any directional bias, in order to minimize equity market correlation and volatility.

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge	**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.
	Cash Transaction: given that the dollar value to be received is fixed, we will purchase shares of the target company only.
	• *Residual Market or Beta Exposure*: *may* hedge through use of macro sector hedges, typically via put options.

Currency Hedge	**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.

Macro Hedge	During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge , often referred to as a "macro hedge," which are typically structured as index put options or option spreads.

Sell Discipline	• **When the risk/reward relationship is no longer favorable**
	• **When there is concern about the status of the transaction**

Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to September 30,2013

	QTD	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL[1]	1.98%	2.37%	3.65%	2.33%	4.38%	5.93%
S&P 500	5.24%	19.79%	19.34%	16.27%	10.02%	6.64%
MSCI World Index	8.29%	17.81%	20.90%	12.46%	8.46%	7.03%
Barclays Agg. Bond	0.58%	-1.88%	-1.67%	2.88%	5.42%	4.95%

The Fund's net operating expenses are 1.40%.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Beta	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	5.02%	1.17	0.32	0.19	-7.22%	3	4
S&P 500	15.00%	0.50	1.00	1.00	-50.95%	16	37
MSCI World Index	16.42%	0.52	1.06	0.93	-53.65	16	50
Barclays Agg. Bond	3.30%	1.48	0.00	0.01	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

[1]As of April 29, 2013, the Fund's total annual operating expense ratio was 3.10%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2014 only with approval of the Board of Trustees), total annual operating expenses were 1.96%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2013. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Westchester Capital
FUNDS

Upside Participation and Downside Mitigation

Comparison of historical index performance
Inception – September 30, 2013



6.4%
5.9%
5.4%
4.9%
4.4%
3.9%
Compound ROR
MSCI The World Index - Gross
S&P 500 TR
The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
3 Month Libor Rate
-1.3%
3.7%
8.7%
13.7%
18.7%
Standard Deviation

Returns

- Equity-like returns over a full market cycle

Risk Management

- Less than half the volatility of the equity market

Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

Result of Managing Risk

Cumulative Change in Value of a $10,000 Investment



Source: Pertrac, Westchester Capital Management. This chart illustrates the performance of a hypothetical $10,000 investment. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through September 2013. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. Past performance is not a guarantee of future results.

Westchester Capital
F U N D S

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,000 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.

Contact Details

Director of Business Development

Name: Jody Harris-Stern

Address: WESTCHESTER CAPITAL MANAGEMENT, LLC

100 Summit Lake Drive
Valhalla, NY 10595

Phone: 914-741-5600

Fax: 914-741-5737

Email: Jharris-stern@mergerfund.com

Website: www.mergerfund.com

Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies . You cannot invest directly in an index. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.